Exhibit 99.1

News Release

For Immediate Release	Suite 1000, 205 Ninth Ave. S.E. Calgary, Alberta T2G 0R3 Website: www.fording.ca
FORDING CANADIAN COAL TRUST
2008 SECOND QUARTER EARNINGS RESULTS
CALGARY, July 23, 2008 – Fording Canadian Coal Trust (the Trust) (TSX: FDG.UN, NYSE: FDG) today announced its second quarter 2008 results. Cash available for distribution generated in the quarter was $420 million ($2.82 per unit) compared with $135 million ($0.92 per unit) in the same period of 2007. Distributions of $2.50 per unit were declared for the quarter compared with $0.65 per unit. Net income was $373 million for the quarter compared with $106 million.
“The Trust and Elk Valley Coal had an excellent second quarter,” said Boyd Payne, President of the Trust. “The global steel industry is currently in good shape, our operations worked well and we were able to get our product to the ports and onto ships. Coal prices are well up over last year and are starting to reflect higher 2008 coal year pricing, though a stronger Canadian dollar against the U.S. dollar and some carry over of 2007 coal year sales tempered average prices for the quarter. Looking forward, we will benefit more fully from higher 2008 coal year prices over the next three quarters. Also, while sales were strong for the quarter, we still expect Elk Valley Coal to sell between 23 million and 25 million tonnes of coal in 2008, which will be dependent on a number of factors including rail service and mine performance.”
“Costs continue to reflect inflationary pressures, however,” added Payne. “Our cost of product sold is running at approximately $45 per tonne, which is up considerably from last year. Our production costs are trending to the higher end of our expectations on rising input prices, notably diesel fuel. While transportation costs are currently at the lower end of what we anticipate, they are up sharply from last year largely due to price participation in some of the port loading rates. Coal price increases have outstripped the pressure on our costs and the improved operating margins have contributed to the Trust being able to distribute a record $2.50 per unit for the second quarter.”
Payne continued: “In our current market place, global steel market fundamentals are strong as is evidenced by high steel prices and improved operating margins of steel producers. We are, however, keeping an eye on the credit crisis and on the U.S. economy to get a feel if they start to materially impact the global economy.”
Coal Contracts
All of Elk Valley Coal’s sales contracts have been settled for the 2008 coal year at an average price of US$275 per tonne, which reflects the average for all ranges of coal products, including thermal and PCI coals, and the impact of certain multi-year contracts.
Fording Canadian Coal Trust

Strategic Review Process
In December 2007, the Trust announced that independent committees had been formed to explore and make recommendations regarding strategic alternatives available to the Trust to maximize value for its unitholders. The independent committees are continuing their work and the Trust anticipates it will make no further announcements regarding the strategic review until the Trustees determine that disclosure of a material change is required.
Conference Call and Webcast
A conference call to discuss these results will be held Thursday, July 24, 2008 at 7:30 a.m. Mountain time, 9:30 a.m. Eastern time. To participate in the conference call, please dial 1-866-898-9626 or 416-340-2216 approximately 10 minutes prior to the call. A live and archived audio webcast and podcast of the conference call will also be available on the Trust’s website www.fording.ca.
About Fording Canadian Coal Trust
Fording Canadian Coal Trust is an open-ended mutual fund trust and one of the largest royalty trusts in Canada. The Trust makes quarterly distributions to unitholders using royalties received from its 60% interest in the metallurgical coal operations of the Elk Valley Coal Partnership. Elk Valley Coal Partnership is the world’s second largest exporter of metallurgical coal, supplying high-quality coal products to the international steel industry. The Trust’s units are traded on the Toronto Stock Exchange under the symbol FDG.UN and on the New York Stock Exchange under the symbol FDG.

For further information contact:

Colin Petryk	Najda Dupanovic
Director, Investor Relations	Coordinator, Investor Relations
Ph: 403-260-9823	Ph: 403-260-9892

Email: investors@fording.ca
Website: www.fording.ca
Fording Canadian Coal Trust

MANAGEMENT’S DISCUSSION AND ANALYSIS
This management’s discussion and analysis, dated July 23, 2008, should be read in conjunction with Fording Canadian Coal Trust’s (the Trust’s) unaudited consolidated financial statements and the notes thereto for the quarter ended June 30, 2008, its management’s discussion and analysis and consolidated financial statements for the year ended December 31, 2007, and other public disclosure documents of the Trust.
The Trust reports its financial information in Canadian dollars and all monetary amounts set forth herein are expressed in Canadian dollars unless otherwise stated.
Fording Canadian Coal Trust
The Trust is an open-ended mutual fund trust existing under the laws of Alberta and governed by its Declaration of Trust. The Trust does not carry on any active business. The Trust directly and indirectly owns all of the interests of Fording LP, which holds a 60% interest in Elk Valley Coal Partnership (Elk Valley Coal). Until June 2007, the Trust owned all of the interests of NYCO, which is disclosed as a discontinued operation. The Trust uses the cash it receives from its investments to make quarterly distributions to its unitholders.
References to “we” and “our” in this management’s discussion and analysis are to the Trust and its subsidiaries.
Elk Valley Coal
Elk Valley Coal is a general partnership between Fording LP and affiliates of Teck Cominco Limited (Teck Cominco). Teck Cominco is the managing partner of Elk Valley Coal and is responsible for managing its business and affairs, subject to certain matters that require the agreement of the Trust and Teck Cominco. Our consolidated financial statements reflect our proportionate interest in Elk Valley Coal.
Elk Valley Coal is the second largest supplier of seaborne hard coking coal in the world. Hard coking coal is a type of metallurgical coal that is used primarily for making coke by integrated steel mills, which account for substantially all global production of primary (i.e. unrecycled) steel. The seaborne hard coking coal market is characterized by the global nature of international steel making, the relative concentration of quality, export-capable metallurgical coal deposits in Australia, Canada and the United States and the comparatively low cost of seaborne transportation.
Elk Valley Coal has an interest in six active mining operations. The Fording River, Coal Mountain, Line Creek and Cardinal River operations are wholly owned. The Greenhills operation is a joint venture in which Elk Valley Coal has an 80% interest and is accounted for on a proportionate basis. The Elkview operation is a limited partnership in which Elk Valley Coal owns, directly and indirectly, a 95% general partnership interest. The Elkview operation is consolidated into the accounts of Elk Valley Coal.
Non-GAAP Financial Measures
This management’s discussion and analysis refers to certain financial measures, such as distributable cash, cash available for distribution, sustaining capital expenditures, and net income from continuing operations before unusual items, future income taxes and unrealized gains or losses on foreign exchange forward contracts, that are not measures recognized under generally accepted accounting principles (GAAP) in Canada or the United States and do not have standardized meanings prescribed by GAAP. These measures may differ from those made by other trusts or corporations. We discuss these measures, which have been derived from our financial statements and calculated on a consistent basis, because we believe that they are of assistance in the understanding of the results of our operations and financial position and are meant to provide further information about the ability of the Trust to earn and distribute cash to unitholders.
Fording Canadian Coal Trust

Cash available for distribution is the term used by us to describe the cash generated from our investments during a fiscal period that is available for distribution to unitholders. Actual distributions of cash to unitholders are made in accordance with our distribution policy.
Sustaining capital expenditures refers to expenditures in respect of capital asset additions, replacements or improvements required to maintain business operations at current production levels. The determination of what constitutes sustaining capital expenditures requires the judgment of management.
Net income from continuing operations before unusual items, future income taxes and unrealized gains or losses on foreign exchange forward contracts (in total and on a per unit basis) is a non-GAAP measure of earnings. It adds back to net income from continuing operations in accordance with GAAP the impact of non-cash future taxes and unrealized gains or losses on foreign exchange forward contracts, which are non-cash and subject to significant change until realized, as well as unusual items that are significant and not expected to be recurring.
Controls and Procedures
Management is responsible for establishing and maintaining adequate disclosure controls and procedures as well as adequate internal control over financial reporting. Disclosure controls and procedures are designed to ensure that information required to be disclosed in public filings is recorded, processed, summarized and reported within appropriate time periods. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with GAAP. Internal control over financial reporting may not prevent or detect fraud or misstatements because of limitations inherent in any system of internal control. There were no significant changes in the design or effectiveness of the Trust’s disclosure controls or internal controls over financial reporting in the first half of 2008.
Strategic Review Process
In December 2007, the Trust announced that independent committees had been formed to explore and make recommendations regarding strategic alternatives available to the Trust to maximize value for its unitholders. The independent committees are continuing their work and the Trust anticipates it will make no further announcements regarding the strategic review until the Trustees determine that disclosure of a material change is required.
Fording Canadian Coal Trust

Overview
The table below summarizes our financial results from operations:

	Three months ended		Six months ended
	June 30		June 30
(millions of Canadian dollars, except as noted)	2008	2007	2008	2007

Revenues	$815.6	$418.3	$1,147.6	$768.8
Income from operations	$459.0	$116.8	$478.7	$212.1
Net income from continuing operations	$373.0	$106.4	$373.5	$183.2
Adjustments:
Changes in unrealized gains or losses on foreign exchange forward contracts	$25.5	$(58.0)	$65.0	$(65.1)
Future income tax expense	$8.5	$80.0	$7.6	$80.9

Net income from continuing operations before unusual items, future income taxes and unrealized gains or losses on foreign exchange forward contracts	$407.0	$128.4	$446.1	$199.0

Per unit amounts:
Net income from continuing operations	$2.51	$0.72	$2.51	$1.24
Net income from continuing operations before unusual items, future income taxes and unrealized gains or losses on foreign exchange forward contracts	$2.73	$0.87	$3.00	$1.35
The increases in revenue and income from operations for the second quarter and first half of 2008 primarily reflect higher U.S. dollar coal prices for the 2008 coal year that commenced April 1, 2008 and higher sales volumes, partially offset by the negative effects of the stronger Canadian dollar relative to the U.S. dollar, increases in mining input costs and higher unit transportation costs, which are variable, in part with selling prices.
Net income included unrealized losses from the Trust’s outstanding foreign exchange forward contracts of $26 million for the second quarter and $65 million for the first half of 2008 compared with unrealized gains of $58 million and $65 million, respectively, in the comparative periods. Further, British Columbia mineral taxes and Alberta Crown royalties increased as a result of higher earnings for Elk Valley Coal.
Cash Available for Distribution
The cash available for distribution generated in the quarter was $420 million ($2.82 per unit) compared with $135 million ($0.92 per unit) in the second quarter of 2007. Cash available for distribution for the first half of 2008 was $476 million ($3.20 per unit) compared with $213 million ($1.44 per unit) in the comparative period.
Distributions to unitholders were $2.50 per unit for the quarter and $3.00 for the first half of 2008 compared with $0.65 per unit and $1.30 per unit, respectively, in the comparative periods. As at June 30, 2008, we are under-distributed by $0.24 per unit on a cumulative basis since the inception of the Trust.
Financial Position
The significant increase in coal prices for the 2008 coal year has increased working capital levels for Elk Valley Coal. Higher working capital and increased capital spending levels in 2008 have increased financing requirements, which are currently being met through the combination of a US$100 million increase in Elk Valley Coal’s facility that allows it to sell up to US$200 million of its U.S. dollar accounts receivable, proceeds from our distribution reinvestment plan, and borrowings under lines of credit made available to us and Elk Valley Coal.
Fording Canadian Coal Trust

Results of Operations

	Three months ended		Six months ended
	June 30		June 30
(millions of Canadian dollars, except as noted)	2008	2007	2008	2007

Statistics
Trust’s share of coal production (millions of tonnes)	3.9	3.7	7.4	6.8
Trust’s share of coal sales (millions of tonnes)	3.9	3.8	7.4	6.6
Average sales price (US$ per tonne)	$204.30	$100.70	$153.90	$102.70

Operations (per tonne)
Average sales price	$206.70	$110.90	$155.10	$116.30
Cost of product sold	$44.40	$39.50	$45.20	$42.20
Transportation	$38.90	$34.50	$38.10	$35.90

Income from operations
Revenues	$815.6	$418.3	$1,147.6	$768.8
Cost of product sold	175.1	148.8	334.7	278.8
Transportation	153.5	130.2	282.1	237.6
Selling, general and administration	13.3	9.1	22.9	14.8
Depreciation and depletion	14.7	13.4	29.2	25.5

Income from operations	$459.0	$116.8	$478.7	$212.1

Coal sales volumes for the quarter were up slightly from the second quarter of 2007. On a year-to-date basis, coal sales volumes increased by 12%, which primarily reflects the unusually low sales volumes in the first quarter of 2007 caused by rail transportation problems.
Average U.S. dollar coal prices doubled to US$204.30 per tonne for the quarter and increased 50% to US$153.90 per tonne year-to-date as a result of significantly higher contract prices for the 2008 coal year, which commenced April 1, 2008. Approximately one-third of the sales volume for the second quarter of 2008 was carryover tonnage sold at 2007 coal year prices. Average Canadian dollar prices increased 86% for the quarter and 33% for the year-to-date, which were less than the corresponding increases in the average U.S. dollar prices because of the negative impact of the stronger Canadian dollar compared to last year.
The unit cost of product sold for the quarter increased by $4.90 per tonne or 12% due primarily to inflation in mining input costs, including a significant increase in the price of diesel fuel. The 7% increase in unit cost of product sold on a year-to-date basis also reflects higher mining input costs. Unit costs experienced in the first quarter of 2007 were unusually high as a result of unplanned shutdowns and reduced production caused by weather-related rail transportation problems.
Unit transportation costs for the quarter increased by $4.40 per tonne or 13% due primarily to the coal price participation provisions contained in certain of the port loading contracts with Westshore Terminals as well as increases in contractual rail rates.
Fording Canadian Coal Trust

Other Income and Expenses

	Three months ended		Six months ended
	June 30		June 30
(millions of Canadian dollars)	2008	2007	2008	2007

Interest expense	$(3.3)	$(4.7)	$(7.8)	$(9.7)

Net foreign exchange gains (losses)	$4.2	$13.5	$(3.6)	$15.6
Realized gains on foreign exchange forward contracts	2.5	15.0	37.3	5.3
Changes in unrealized gains or losses on foreign exchange forward contracts	(25.5)	58.0	(65.0)	65.1
Other	(3.6)	2.4	(2.7)	2.1

	$(22.4)	$88.9	$(34.0)	$88.1

Interest expense for the quarter and year-to-date decreased due primarily to lower interest rates.
Net foreign exchange gains (losses) consist primarily of net foreign currency adjustments on our U.S. dollar-denominated accounts receivable and long-term debt.
All of the foreign exchange forward contracts that were outstanding at December 31, 2007, which had an average contracted exchange rate of US$0.87, matured during the first quarter of 2008, realizing gains of $34.8 million. In addition, a portion of the foreign exchange forward contracts for the 2008 coal year matured during the second quarter of 2008 resulting in additional realized gains of $2.5 million. The remaining forward contracts for the 2008 coal year have mark-to-market losses and represent a liability of $26 million as at June 30, 2008.
Income Taxes
Income tax expense for the quarter was $60 million compared with $95 million in the second quarter of 2007. Income tax expense for the second quarter of 2008 consisted primarily of British Columbia mineral taxes and Alberta Crown royalties assessed on the cash flows of Elk Valley Coal, which have increased significantly due primarily to higher coal prices. Income tax expense for the second quarter of 2007 consisted of a $79 million charge to record future income taxes related to the change in income tax legislation that will cause the Trust to become subject to Canadian corporate income taxes commencing in 2011, as well as lower British Columbia mineral taxes and Alberta Crown royalties on lower taxable cash flows for Elk Valley Coal.
On a year-to-date basis, income tax expense was $63 million compared with $107 million for the first half of 2007.
Cash Available for Distribution
Cash available for distribution is derived from cash flows from the operations of the Trust’s subsidiaries, including our proportionate interest in Elk Valley Coal, before changes in non-cash working capital, less sustaining capital expenditures to the extent not funded by debt or equity, principal repayments on debt obligations and any amount allocated to reserves. Sustaining capital expenditures refers to our share of Elk Valley Coal’s expenditures in respect of capital asset additions, replacements or improvements required to maintain business operations at current production levels. The determination of what constitutes sustaining capital expenditures requires the judgment of Elk Valley Coal’s management. Reserves, which are a discretionary decision of the Trust and its subsidiaries, and of Elk Valley Coal, may be established that would reduce cash available for distribution in order to meet any short-term or long-term need for cash. Such reserves established at the Elk Valley Coal level have the effect of reducing amounts distributed by Elk Valley Coal to its partners; however, such reserves must be authorized by special resolution of the partners and Elk Valley Coal is required to make reasonable use of its operating lines for working capital purposes.
Fording Canadian Coal Trust

The partnership agreement governing Elk Valley Coal requires the partners to fund their proportionate share of Elk Valley Coal’s sustaining capital expenditures to the extent that the actual expenditures exceed the depreciation deductions that are available to the partners for tax purposes (referred to under Canadian tax laws as “capital cost allowance”) plus certain other tax deductions. Elk Valley Coal’s sustaining capital expenditures are planned to be approximately $250 million in 2008 (Trust’s share — $150 million), which is up from our previous estimate of $200 million (Trust’s share — $120 million), and the tax deductions that are expected to be available in the year are approximately $90 million (Trust’s share — $54 million).
The Trust’s share of Elk Valley Coal’s sustaining capital expenditures was $31 million for the quarter compared with $14 million in the second quarter of 2007. On a year-to-date basis, the Trust’s share of Elk Valley Coal’s sustaining capital expenditures was $57 million compared with $17 million in the first half of 2007. Sustaining capital expenditures funded by the Trust using proceeds from the distribution reinvestment plan or debt were $27 million for the quarter and $43 million for the year-to-date.
The cash available for distribution from our investments and the distributions made by the Trust are set forth in the table below.

	Three months ended		Six months ended
	June 30		June 30
(millions of Canadian dollars)	2008	2007	2008	2007

Cash from operating activities	$240.9	$139.8	$284.1	$213.0
Add (deduct):
Increase (decrease) in non-cash working capital	186.5	(18.2)	210.3	(10.2)
Sustaining capital expenditures	(30.8)	(13.7)	(57.0)	(17.4)
Sustaining capital expenditures funded by distribution reinvestment plan or debt	27.4	—	43.2	—
Proceeds from the sale of NYCO	—	30.5	—	30.5
Other	(3.9)	(3.2)	(4.3)	(1.7)

Cash available for distribution generated in the period	420.1	135.2	476.3	212.6
Distributable cash carried forward from prior periods	(12.3)	13.3	5.8	15.7

Distributable cash, including amounts carried forward	407.8	148.5	482.1	228.3
Distributions declared during the period	372.3	95.9	446.6	191.5

Under-distributed balance carried forward to future periods	$35.5	$52.6	$35.5	$36.8

Per unit amounts:
Cash available for distribution generated in the period	$2.82	$0.92	$3.20	$1.44
Distributions declared	$2.50	$0.65	$3.00	$1.30
Under-distributed balance carried forward to future periods	$0.24	$0.25	$0.24	$0.25
Liquidity and Capital Resources
The significant increase in coal prices for the 2008 coal year has increased working capital levels for Elk Valley Coal. Higher working capital and the increased capital spending levels in 2008 have increased financing requirements.  These financing requirements are met by selling accounts receivable, lines of credit available to Elk Valley Coal and contributions from the partners. During the second quarter of 2008 Elk Valley Coal negotiated an increase in the facility that allows it to sell certain of its U.S. dollar accounts receivable. The maximum amount of accounts receivable that may be sold and outstanding at any one time under the facility was increased from US$100 million to US$200 million.
Fording Canadian Coal Trust

Borrowings under the bank credit facility increased by $33 million from $280 million at December 31, 2007 to $313 million as of June 30, 2008. Other uses of bank facilities include letters of credit or guarantees, of which our share was $35 million, leaving our share of unused bank facilities at $172 million as of June 30, 2008. In addition to the bank credit facility, Elk Valley Coal has a separate unsecured credit line for the purpose of issuing letters of credit. At June 30, 2008, the Trust’s share of letters of credit issued and outstanding under this credit line was $11 million.
The Trust’s financing requirements are met using available lines of credit and proceeds from the distribution reinvestment plan.  For the second quarter 2008 distribution paid in July 2008, unitholders representing approximately 25% of our outstanding units elected to participate in the plan.  Approximately 1.3 million Trust units were issued in July 2008 in lieu of cash distributions of $93 million.  Through July 23, 2008, on a cumulative basis since the inception of the distribution reinvestment plan, approximately 3 million units have been issued in lieu of cash distributions of $160 million.
Cash and cash equivalents increased to $283 million at June 30, 2008 from $152 million at December 31, 2007 primarily because of improved operating results. Distributions for any given quarter are paid out following the quarter.
The Trust expects to make capital contributions to Elk Valley Coal of approximately $100 million during 2008 to fund a portion of Elk Valley Coal’s sustaining capital expenditures, which is based on actual capital contributions in the first half of 2008 of $43 million and anticipated capital contributions in the second half of 2008 of approximately $60 million. The Trust will fund its capital contributions utilizing proceeds from the distribution reinvestment plan or its available lines of credit.
To help manage exposure to currency fluctuations and their effect on unitholder distributions, foreign exchange forward contracts are used by us to fix the rate at which certain future anticipated flows of U.S. dollars are exchanged into Canadian dollars during the current coal year. As at June 30, 2008, the Trust has outstanding US$2.5 billion of forward contracts that will mature prior to April 2009. The average contracted exchange rate on the outstanding forward contracts is US$0.99. As at June 30, 2008, the U.S./Canadian dollar exchange rate was US$0.98.
Fording Canadian Coal Trust

Summary of Quarterly Results
Our quarterly results over the past two years reflect the variability of Elk Valley Coal’s business. Income levels are influenced largely by coal prices, the U.S./Canadian dollar exchange rate, coal sales volumes and unit cost of product sold and coal transportation costs.

	2008		2007				2006
Coal statistics (Trust’s 60% share)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Sales (millions of tonnes)	3.9	3.5	3.6	3.4	3.8	2.8	3.5	3.5
Average CDN$ prices (per tonne)	$206.70	96.10	$91.50	$97.30	$110.90	$123.50	$122.60	$124.40
Cost of product sold (per tonne)	44.40	46.20	40.00	41.00	39.50	45.80	36.40	42.60
Transportation (per tonne)	38.90	37.20	33.00	35.80	34.50	37.80	36.80	35.60

(millions of Canadian dollars, except per unit amounts)
Revenues	$815.6	332.0	$327.5	$331.0	$418.3	$350.5	$424.9	$440.3
Income from operations	459.0	19.5	42.8	53.4	116.8	95.3	149.8	143.7
Net income from continuing operations	373.0	0.5	48.8	90.5	106.4	76.8	114.6	123.3
Net income	373.0	0.5	48.8	90.5	117.0	77.0	68.6	123.8
Net income from continuing operations before unusual items, future income taxes and unrealized gains or losses on foreign exchange forward contracts	407.0	39.0	74.9	82.9	128.4	70.6	116.3	120.0
Cash available for distribution generated in the period	420.1	56.2	74.8	61.4	135.2	77.4	146.5	122.5
Distributions declared	372.3	74.3	78.6	88.7	95.9	95.6	139.7	117.6
Distributions declared per unit	2.50	0.50	0.53	0.60	0.65	0.65	0.95	0.80
Demand for coal is dependent on the requirements of integrated steel mill customers. These customers largely determine the shipping schedule and, therefore, the timing of coal sales. Coal prices are typically negotiated for each coal year commencing April 1. Realized prices depend on U.S. dollar price settlements, whether coal sales volumes from one coal year are carried over into the following year, and the U.S./Canadian dollar exchange rate. The cost of product sold has been trending up largely because of significant inflation in mining input costs. Net income for the fourth quarter of 2006 includes a $53 million write-down of NYCO’s assets in anticipation of its sale. Net income from continuing operations for the second quarter of 2007 includes a $79 million charge to future income tax expense resulting from a change in tax legislation. Net income from continuing operations for the second quarter of 2007 through the second quarter of 2008 includes the significant impact of changes in unrealized gains and losses on our foreign exchange forward contracts. Unit cost of product sold for the first quarter of 2007 was unusually high and sales volumes were unusually low due to rail transportation problems, which caused unplanned shutdowns and interruptions of production. Transportation costs are primarily rail haulage charges and port loading fees, which are, in part, dependant on coal prices.
Outlook
Demand for Elk Valley Coal’s products is currently strong, as is the demand for steel products. We continue to monitor changing global economic conditions for any potential impacts on demand for steel.
Guidance for 2008 calendar year sales volume remains at 23 to 25 million tonnes for Elk Valley Coal. Results over the balance of 2008 are expected to reflect normal variability for planned shutdowns and maintenance activities.
Fording Canadian Coal Trust

Guidance for average coal prices is US$195 to US$205 per tonne for the 2008 calendar year compared with US$154 per tonne realized during the first half of the 2008 calendar year. First half 2008 average prices include sales under lower-priced 2007 coal year contracts, and sales for the balance of 2008 will largely be at higher 2008 coal year contract prices.
High diesel fuel prices are moving unit cost of product sold to the high end of our guidance range of $45 to $47 per tonne for the 2008 calendar year. Diesel fuel is a major input cost for Elk Valley Coal and there has been significant inflation in diesel prices during 2008. Each $0.01 per litre increase in the average price of diesel fuel increases the cost of coal produced by approximately $0.09 per tonne.
Our guidance range for cost of product sold includes the estimated impact of the new carbon tax regime that became effective in British Columbia on July 1, 2008. The carbon taxes will increase Elk Valley Coal’s costs for diesel fuel and natural gas. The tax will also apply to coal that is consumed in the coal processing dryers. The impact of the carbon taxes is estimated to be approximately $0.50 per tonne of coal produced in the second half of 2008. The carbon tax rate will double on July 31, 2009 and then increase by a further 50% on July 1, 2010.
Guidance for transportation costs remains at $42 to $44 per tonne for the 2008 calendar year. Price participation provisions in certain of Elk Valley Coal’s port loading contracts with Westshore Terminals will result in higher unit transportation costs in the third and fourth quarters as 2008 coal year prices take fuller effect and average realized selling prices increase.
Capital spending at Elk Valley Coal in 2008 is planned to be approximately $250 million (Trust’s share -$150 million), which is up from our previous estimate of $200 million (Trust’s share — $120 million). The increase is primarily the result of an acceleration of certain projects and progress payments made for certain capital acquisitions. All of the planned expenditures are sustaining in nature. Demand for mining equipment and contractor services is currently very strong, which makes equipment delivery times and project completion dates difficult to estimate in some cases.
Elk Valley Coal has commenced a feasibility study of its inactive Quintette property located in northeast British Columbia.
Number of Units Outstanding
There were approximately 149 million trust units outstanding as at June 30 and 150 million outstanding as at July 23, 2008. Approximately 19,000 options were outstanding under the exchange option plan on the respective dates.
Transactions with Related Parties
Elk Valley Coal has entered into agreements with Teck Cominco, its managing partner, for the provision of certain management services in the ordinary course of operations. Elk Valley Coal also sells coal to Teck Cominco at market prices. The Trust’s share of related party revenues for the first half of 2008 were $2 million (2007 — $2 million). Expenses paid to Teck Cominco for management services were recorded at the exchange amounts, the Trust’s share of which was $0.3 million in the first half of 2008 (2007 — $0.3 million).
Teck Cominco arranges insurance coverage on behalf of Elk Valley Coal with arm’s length insurance providers. During 2008, Elk Valley Coal began paying premiums at market rates for certain types of insurance coverage to an affiliate of Teck Cominco, our share of which totaled $3 million for the first half of 2008.
As at June 30, 2008, related party accounts receivable with Teck Cominco were $0.3 million (December 31, 2007 — $0.4 million) and related party accounts payable were $0.8 million (December 31, 2007 — $0.1 million).
Fording Canadian Coal Trust

In the normal course of operations Elk Valley Coal makes shipments of coal on a cost of service basis through Neptune Terminals, a co-operative entity in which Elk Valley Coal holds a 46% equity interest. The Trust’s share of these costs are included in transportation costs and totaled $7 million during the first half of 2008 (2007 — $6 million).
Changes in Accounting Policies
Inventories
We adopted CICA Handbook Section 3031, Inventories, effective January 1, 2008. Section 3031 provides new guidelines for accounting for inventories. The adoption of Section 3031 did not have a material impact on our consolidated financial statements.
Financial instruments
We adopted CICA Handbook Sections 3862, Financial Instruments — Disclosures, and 3863, Financial Instruments — Presentation, effective January 1, 2008. Additional quantitative and qualitative information regarding our financial instruments and the associated risks is provided in note 9 to the accompanying consolidated financial statements.
Capital disclosures
We adopted CICA Handbook Section 1535, Capital Disclosures, effective January 1, 2008. This section requires us to disclose our objectives and requirements for managing our capital. This new disclosure is provided in note 10 to the accompanying consolidated financial statements.
Goodwill and intangible assets
In February 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, which replaces Section 3062, Goodwill and Other Intangible Assets. This new standard provides guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets and is effective for us beginning January 1, 2009. Concurrent with the adoption of this standard, Emerging Issues Committee Abstract EIC-27, Revenues and Expenditures in the Pre-operating Period, will be withdrawn. This will result in a change to our accounting for the start up of mining operations, as pre-commercial production costs will no longer be capitalized as an asset. As the change must be applied retroactively, we are currently assessing the impact of this new standard on our consolidated financial statements.
International Financial Reporting Standards (IFRS)
The use of IFRS for financial reporting in Canada will become applicable for us for the year beginning January 1, 2011. We are currently in the process of developing an implementation strategy to establish timelines and identify significant differences between Canadian GAAP and IFRS. The impacts on our consolidated financial statements of converting to IFRS are unknown at this time.
Risk Factors
Unitholders should refer to the ‘Key Risk and Uncertainties’ section in the Trust’s 2007 Management’s Discussion and Analysis, and the ‘Risk Factors’ section in the most recent Annual Information Form for other factors that could potentially impact the Trust’s financial performance and its ability to meet its targets.
Fording Canadian Coal Trust

Caution Regarding Forward-Looking Statements
This management’s discussion and analysis contains forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995 relating, but not limited to, the Trust’s expectations, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “optimize”, “may”, and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. This management’s discussion and analysis contains forward-looking information, included in, but not limited to, the sections titled ‘Overview’, ‘Results of Operations’, ‘Liquidity and Capital Resources’, ‘Outlook, and ‘Changes in Accounting Policies’.
Unitholders and prospective investors are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, of both a general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking information or contribute to the possibility that predictions, forecasts, or projections will prove to be materially inaccurate.
The forward-looking statements contained in this management’s discussion and analysis are based, in part, upon certain assumptions made by the Trust, including, but not limited to, the following: no material disruption in production; no material variation in anticipated coal sales volumes, coal prices or cost of product sold; no material variation in the forecasted yields, strip ratios, haul distances and productivity for each mine in which the Trust has an interest; no material increases in the global supply of hard coking coal other than what is currently projected by management; significant quantities of weaker coking coals will not be substituted for hard coking coal; continued strength in global steel markets; no material disruption in construction or operations at minesites; no variation in availability or allocation of haul truck tires to Elk Valley Coal in 2008; an absence of labour disputes in the forecast period; no further material increase in the cost of labour; no material variations in markets and pricing of metallurgical coal other than anticipated variations; no material variation in anticipated mining, energy or transportation costs; continued availability of and no further material disruption in rail service and port facilities; no material delays in the current timing for completion of ongoing projects; financing will be available on terms favourable to the Trust and Elk Valley Coal; no material variation in the operations of Elk Valley Coal customers which could impact coal purchases; no material variation in historical coal purchasing practices of customers; coal sales contracts will be entered into with new customers; existing inventories will not result in decreased sales volumes; parties execute and deliver contracts currently under negotiation; and, no material variations in the current taxation environment other than those changes that have already been announced.
The Trust cautions that the list of factors and assumptions set forth above is not exhaustive. Some of the risks, uncertainties and other factors which negatively affect the reliability of forward-looking information are discussed in the Trust’s public filings with the Canadian and United States securities regulatory authorities, including its most recent management information circular, annual information form, quarterly reports, management’s discussion and analysis, material change reports and news releases. Copies of the Trust’s Canadian public filings are available on SEDAR at www.sedar.com. The Trust’s U.S. public filings, including the Trust’s most recent annual report on form 40-F as supplemented by its filings on form 6-K, are available at www.sec.gov. The Trust further cautions that information contained on, or accessible through, these websites is current only as of the date of such information and may by superseded by subsequent events or filings. The Trust undertakes no obligation to update publicly or otherwise revise any information, including any forward-looking information, whether as a result of new information, future events or other such factors that affect this information except as required by law.
Fording Canadian Coal Trust

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(unaudited)

	Three months ended		Six months ended
	June 30		June 30
(millions of Canadian dollars, except per unit amounts)	2008	2007	2008	2007

Revenues	$815.6	$418.3	$1,147.6	$768.8

Expenses
Cost of product sold	175.1	148.8	334.7	278.8
Transportation	153.5	130.2	282.1	237.6
Selling, general and administration	13.3	9.1	22.9	14.8
Depreciation and depletion	14.7	13.4	29.2	25.5

	356.6	301.5	668.9	556.7

Income from operations	459.0	116.8	478.7	212.1

Other income (expense)
Interest expense	(3.3)	(4.7)	(7.8)	(9.7)
Other items, net (note 4)	(22.4)	88.9	(34.0)	88.1

Income before taxes	433.3	201.0	436.9	290.5

Income tax expense (note 5)	60.3	94.6	63.4	107.3

Net income from continuing operations	373.0	106.4	373.5	183.2

Income from discontinued operation — NYCO (note 13)	—	10.6	—	10.8

Net income	$373.0	$117.0	$373.5	$194.0

Other comprehensive loss (note 12)	—	(8.3)	—	(4.5)

Comprehensive income	$373.0	$108.7	$373.5	$189.5

Weighted average number of units outstanding (millions) (note 11)
Basic	148.9	147.4	148.8	147.2
Diluted	148.9	147.4	148.8	147.3

Basic and diluted amounts per unit
Net income from continuing operations	$2.51	$0.72	$2.51	$1.24
Net income from discontinued operation — NYCO	$—	$0.07	$—	$0.07

Net income	$2.51	$0.79	$2.51	$1.31

CONSOLIDATED STATEMENTS OF ACCUMULATED EARNINGS
(unaudited)

	Three months ended		Six months ended
	June 30		June 30
(millions of Canadian dollars)	2008	2007	2008	2007

Balance — beginning of period	$2,006.4	$1,749.6	$2,005.9	$1,672.6

Net income	373.0	117.0	373.5	194.0

Balance — end of period	$2,379.4	$1,866.6	$2,379.4	$1,866.6

The accompanying notes to the unaudited consolidated financial statements are an integral part of these statements.
Fording Canadian Coal Trust

CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	Three months ended		Six months ended
	June 30		June 30
(millions of Canadian dollars)	2008	2007	2008	2007

Operating activities
Net income from continuing operations	$373.0	$106.4	$373.5	$183.2
Items not using (providing) cash:
Depreciation and depletion	14.7	13.4	29.2	25.5
Loss (gain) on disposal of capital assets	(0.1)	(2.4)	(0.1)	(2.3)
Provision for asset retirement obligations, net	1.2	0.2	1.7	1.1
Increase (decrease) in unrealized losses on foreign exchange forward contracts	25.5	(58.0)	65.0	(65.1)
Unrealized foreign exchange loss (gain) on long-term debt	(2.6)	(22.8)	8.6	(25.9)
Future income tax expense	8.5	80.0	7.6	80.9
Other items, net	1.6	3.3	3.4	3.7
Non-controlling interest	5.6	1.0	5.5	2.0
Operating cash flow from discontinued operation — NYCO	—	0.5	—	(0.3)

	427.4	121.6	494.4	202.8

Decrease (increase) in non-cash working capital	(186.5)	18.2	(210.3)	10.2

Cash from operating activities	240.9	139.8	284.1	213.0

Investing activities
Additions to capital assets	(30.8)	(13.7)	(57.0)	(19.9)
Proceeds on disposal of capital assets	0.4	3.0	0.4	3.5
Other investing activities, net	(1.1)	0.2	(1.1)	0.1
Investing cash flow from discontinued operation — NYCO	—	33.8	—	33.7

Cash from (used in) investing activities	(31.5)	23.3	(57.7)	17.4

Financing activities
Distributions paid	(74.3)	(84.6)	(152.9)	(224.3)
Proceeds from distribution reinvestment plan (note 11)	13.9	—	27.4	—
Increase in long-term debt	25.0	0.2	25.0	0.2
Other financing activities, net	(3.9)	(2.3)	(4.7)	(3.6)

Cash used in financing activities	(39.3)	(86.7)	(105.2)	(227.7)

Increase in cash and cash equivalents	170.1	76.4	121.2	2.7

Cash and cash equivalents — beginning of period	102.6	70.9	151.5	144.6

Cash and cash equivalents — end of period	$272.7	$147.3	$272.7	$147.3

The accompanying notes to the unaudited consolidated financial statements are an integral part of these statements.
Fording Canadian Coal Trust

CONSOLIDATED BALANCE SHEETS
(unaudited)

	June 30	December 31
(millions of Canadian dollars)	2008	2007

Assets

Current assets
Cash and cash equivalents	$272.7	$151.5
Accounts receivable	294.7	72.4
Fair value of foreign exchange forward contracts	—	38.7
Inventory	152.9	134.0
Prepaid expenses	6.6	4.9

	726.9	401.5

Capital assets	686.4	652.8

Goodwill	12.9	12.9

Other assets	19.9	19.6

	$1,446.1	$1,086.8

Liabilities

Current liabilities
Accounts payable and accrued liabilities	$149.7	$111.5
Fair value of foreign exchange forward contracts	26.3	—
Income taxes payable	16.8	18.3
Distributions payable	372.3	78.6
Current portion of long-term debt (note 6)	1.5	1.6

	566.6	210.0

Long-term debt (note 6)	313.8	280.9

Other long-term liabilities (note 7)	165.2	157.2

Future income taxes (note 5)	134.4	126.9

	1,180.0	775.0

Commitments and contingencies (note 8)

Unitholders’ equity (note 11)

Trust units	426.7	399.3
Accumulated earnings	2,379.4	2,005.9
Accumulated cash distributions	(2,540.0)	(2,093.4)
Accumulated other comprehensive income (note 12)	—	—

	266.1	311.8

	$1,446.1	$1,086.8

The accompanying notes to the unaudited consolidated financial statements are an integral part of these statements.
Fording Canadian Coal Trust

Notes to Consolidated Financial Statements
(unaudited)	July 23, 2008
1. STRUCTURE OF FORDING CANADIAN COAL TRUST AND NATURE OF OPERATIONS
Fording Canadian Coal Trust (the Trust) is an open-ended mutual fund trust existing under the laws of Alberta and governed by its Declaration of Trust. The Trust does not carry on any active business. The Trust directly and indirectly owns all of the interests of Fording LP, which holds a 60% interest in Elk Valley Coal. Elk Valley Coal owns and operates six metallurgical coal mines in British Columbia and Alberta. The Trust previously held a 100% interest in NYCO, which was sold in June 2007 and is accounted for as a discontinued operation in the consolidated financial statements. The Trust uses the cash it receives from its investments to make quarterly distributions to its unitholders.
Elk Valley Coal is a general partnership between Fording LP and affiliates of Teck Cominco Limited (Teck Cominco). Teck Cominco is the managing partner of Elk Valley Coal and is responsible for managing its business and affairs, subject to certain matters that require the agreement of the Trust and Teck Cominco. The consolidated financial statements of the Trust reflect its proportionate interest in Elk Valley Coal.
These consolidated financial statements should be read in conjunction with the Trust’s 2007 annual consolidated financial statements and notes thereto and other public disclosure documents of the Trust.
The preparation of these consolidated financial statements requires management to make certain estimates and assumptions that affect amounts reported and disclosed in the consolidated financial statements and related notes. Actual amounts could differ from those estimates. A discussion of the accounting estimates that are significant in determining the Trust’s financial results is contained in the Management’s Discussion and Analysis for 2007.
2. SIGNIFICANT ACCOUNTING POLICIES
These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting principles and methods of application as described in the Trust’s annual financial statements for 2007, except as discussed in note 3. Certain of the comparative figures have been reclassified to conform to the current year presentation.
3. CHANGES IN ACCOUNTING POLICIES
Inventories
The Trust adopted CICA Handbook Section 3031, Inventories, effective January 1, 2008. Section 3031 provides new guidelines for accounting for inventories. The adoption of Section 3031 did not have a material impact on the consolidated financial statements of the Trust.
Financial instruments
The Trust adopted CICA Handbook Sections 3862, Financial Instruments — Disclosures, and 3863, Financial Instruments — Presentation, effective January 1, 2008. Additional quantitative and qualitative information regarding the Trust’s financial instruments and the associated risks is provided in note 9.
Capital disclosures
The Trust adopted CICA Handbook Section 1535, Capital Disclosures, effective January 1, 2008. This section requires the Trust to disclose its objectives and requirements for managing its capital. This new disclosure is provided in note 10.
Fording Canadian Coal Trust

Notes to Consolidated Financial Statements
(unaudited)	July 23, 2008
Goodwill and intangible assets
In February 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, which replaces Section 3062, Goodwill and Other Intangible Assets. This new standard provides guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets and is effective for the Trust beginning January 1, 2009. Concurrent with the adoption of this standard, Emerging Issues Committee Abstract EIC-27, Revenues and Expenditures in the Pre-operating Period, will be withdrawn. This will result in a change to the Trust’s accounting for the start up of mining operations, as pre-commercial production costs will no longer be capitalized as an asset. As the change must be applied retroactively, the Trust is currently assessing the impact of this new standard on the consolidated financial statements.
International Financial Reporting Standards (IFRS)
The use of IFRS for financial reporting in Canada will become applicable to the Trust for the year beginning January 1, 2011. The Trust is currently in the process of developing an implementation strategy to establish timelines and identify significant differences between Canadian GAAP and IFRS. The impacts on the consolidated financial statements of converting to IFRS are unknown at this time.
4. OTHER ITEMS, NET

	Three months ended		Six months ended
	June 30		June 30
(millions of Canadian dollars)	2008	2007	2008	2007

Interest and investment income	$2.1	$1.4	$3.3	$2.6
Foreign exchange gains (losses) from financial instruments:
Foreign exchange gain (loss) on revaluation of U.S. dollar-denominated accounts receivable	1.4	(9.3)	5.0	(10.3)
Unrealized foreign exchange gain (loss) on revaluation of U.S. dollar-denominated long-term debt	2.6	22.8	(8.6)	25.9
Realized gain on foreign exchange forward contracts	2.5	15.0	37.3	5.3
Changes in unrealized gains or losses on foreign exchange forward contracts	(25.5)	58.0	(65.0)	65.1
Other	(5.5)	1.0	(6.0)	(1.5)

	$(22.4)	$88.9	$(34.0)	$88.1

Fording Canadian Coal Trust

Notes to Consolidated Financial Statements
(unaudited)	July 23, 2008
5. INCOME TAXES
Income tax expense is comprised of the following components:

	Three months ended		Six months ended
	June 30		June 30
(millions of Canadian dollars)	2008	2007	2008	2007

Current income tax expense:
Canadian corporate income taxes	$—	$—	$0.7	$0.2
Provincial mineral taxes and Crown royalties	51.8	14.6	55.1	26.2

	51.8	14.6	55.8	26.4

Future income tax expense (reversal):
Canadian corporate income taxes	0.1	79.3	(2.4)	79.3
Provincial mineral taxes and Crown royalties	8.4	0.7	10.0	1.6

	8.5	80.0	7.6	80.9

Total income tax expense	$60.3	$94.6	$63.4	$107.3

The following table reconciles the income tax expense calculated using statutory tax rates to the actual income tax expense.

	Three months ended		Six months ended
	June 30		June 30
(millions of Canadian dollars)	2008	2007	2008	2007

Expected income tax expense at Canadian statutory tax rate of 39% (2007 — 39%)	$169.0	$83.3	$170.4	$118.2

Increase (decrease) in taxes resulting from:
Allocation of net income to unitholders	(169.0)	(83.3)	(170.4)	(118.0)
Provincial mineral taxes and Crown royalties	60.2	15.3	65.1	27.8
Future Canadian corporate income taxes recognized as a result of the taxation change	0.1	79.3	(2.4)	79.3
Other	—	—	0.7	—

Income tax expense	$60.3	$94.6	$63.4	$107.3

The temporary differences comprising the future income tax assets and liabilities are as follows:

	June 30	December 31
(millions of Canadian dollars)	2008	2007

Future income tax assets:
Asset retirement obligations	$49.6	$48.2
Other	9.3	12.6

	58.9	60.8

Future income tax liabilities:
Capital assets carrying value in excess of tax basis	193.3	187.7

Net future income tax liabilities	$134.4	$126.9

Fording Canadian Coal Trust

Notes to Consolidated Financial Statements
(unaudited)	July 23, 2008
6. LONG-TERM DEBT AND BANKING FACILITIES

	June 30	December 31
(millions of Canadian dollars)	2008	2007

Long-term debt
Five-year bank credit facilities:
US$283.0 million in LIBOR rate loans with an average interest rate of 3.2% (2007 — 5.5%)	$288.3	$279.6
Revolving banker’s acceptances bearing an average interest rate of 3.8%	25.0	—

Other debt	2.0	2.9

	315.3	282.5

Less current portion	(1.5)	(1.6)

	$313.8	$280.9

The Trust and Elk Valley Coal together have a five-year revolving bank credit facility with a syndicate of banks that will mature on February 11, 2012. The banks have committed up to $400.0 million to the Trust and up to $200.0 million to Elk Valley Coal, of which the Trust’s share is $120.0 million.
At June 30, 2008, the Trust’s share of other uses of the bank credit facility in the form of issued and outstanding letters of credit and guarantees was $35.1 million. The Trust’s share of unused bank facilities at June 30, 2008 was $171.6 million.
In addition to the bank credit facility, Elk Valley Coal has a separate unsecured credit line for the purpose of issuing letters of credit. At June 30, 2008, the Trust’s share of letters of credit issued and outstanding under this credit line was $11 million.
7. OTHER LONG-TERM LIABILITIES

	June 30	December 31
(millions of Canadian dollars)	2008	2007

Asset retirement obligations	$123.5	$119.9
Pension and other post-retirement benefits	31.6	29.0
Non-controlling interest	8.2	6.4
Other, net	1.9	1.9

	$165.2	$157.2

Pension and other post-retirement benefits
Substantially all employees participate in either a defined benefit or defined contribution plan. The pension expense for the three and six month periods ended June 30, 2008 was $4.6 million and $9.5 million, respectively (2007 — $5.4 million and $10.5 million, respectively).
8. COMMITMENTS AND CONTINGENCIES
Neptune Terminals guarantee
By virtue of its 46% ownership interest in Neptune Bulk Terminal (Canada) Ltd. (Neptune Terminals), Elk Valley Coal is contingently obligated for its share of the bank indebtedness and asset retirement obligations of Neptune Terminals. The Trust’s share of these contingent obligations was $16.3 million as at June 30, 2008.
Fording Canadian Coal Trust

Notes to Consolidated Financial Statements
(unaudited)	July 23, 2008
Foreign exchange forward contracts
At June 30, 2008, the Trust had outstanding foreign exchange forward contracts totalling US$2,502 million at an average contracted exchange rate of US$0.99. All of the contracts mature prior to March 31, 2009. As of June 30, 2008, the fair value of the outstanding contracts was an unrealized loss of $26.3 million, which is recorded as a current liability in the consolidated balance sheet. As at June 30, 2008, the U.S./Canadian dollar exchange rate was US$0.98.
9. ACCOUNTING FOR FINANCIAL INSTRUMENTS
The Trust’s financial instruments include cash and cash equivalents, accounts receivable and payable, derivative financial instruments, distributions payable, and long-term debt. The carrying amounts for cash and cash equivalents, accounts receivable, accounts payable, and distributions payable recorded on the consolidated balance sheet are reasonable estimates of their fair values due to the relatively short periods to maturity and the commercial terms of these instruments. The carrying amount of the Trust’s long-term debt approximates fair value due to the floating interest rate on the debt.
Cash and cash equivalents are classified as held-to-maturity and are recorded at amortized cost on the consolidated balance sheet. Accounts receivable are classified as loans and receivables and are also recorded at amortized cost.
Derivative financial instruments, which consist of foreign exchange forward contracts, are classified as held-for-trading and are recorded at fair value on the consolidated balance sheet. Fair value is measured using the quoted market rate for forward contracts of a similar maturity date.
Accounts payable, distributions payable, and long-term debt are classified as other financial liabilities and are recorded at amortized cost. The Trust’s principal financial liability is its long-term debt and substantially all of the interest expense reported in the consolidated statements of income and comprehensive income is associated with this long-term debt.
Gains or losses and fees associated with all financial instruments are included in Other items, net in the consolidated statements of income and comprehensive income.
Financial instruments risk exposure and management
The Trust is exposed to various risks associated with its financial instruments. These risks are categorized as credit risk, liquidity risk and market risk.
Credit risk
The Trust is exposed to credit losses in the event of non-payment of accounts receivable by Elk Valley Coal’s customers. However, Elk Valley Coal normally sells to large, well established customers of high credit quality. In addition, Elk Valley Coal obtains, to the extent practical, either export or domestic trade credit insurance or confirmed irrevocable letters of credit as security for all accounts receivable. The export trade credit insurance is provided by a Canadian Crown corporation and the domestic trade credit insurance is provided by one of the largest private trade credit insurance providers in the world. The likelihood of default by these insurance providers is considered by Elk Valley Coal to be remote. For confirmed irrevocable letters of credit, Elk Valley Coal requires that they be issued by a major international bank of high credit quality. The maximum credit risk that the Trust is exposed to by way of its accounts receivable is equal to the carrying amount of $294.7 million at June 30, 2008. The Trust believes that it has no significant concentrations of credit risk related to its accounts receivable.
Fording Canadian Coal Trust

Notes to Consolidated Financial Statements
(unaudited)	July 23, 2008
The Trust is also exposed to credit risk associated with the performance of counterparties to its foreign exchange forward contracts. This risk is mitigated by entering into contracts with several different financial institutions that are of high credit quality. The Trust believes that it has no significant concentrations of credit risk related to its foreign exchange forward contracts.
As of June 30, 2008 there are no financial assets that the Trust deems to be impaired or that are past due according to their terms and conditions.
Liquidity risk
Liquidity risk is the risk that the Trust will encounter difficulty in meeting obligations associated with its financial liabilities. The table below summarizes the future undiscounted cash flow requirements for financial liabilities at June 30, 2008:

	less than	less than	less than
(millions of Canadian dollars)	1 month	1 year	5 years	Total

Accounts payable and accrued liabilities	$149.7	$—	$—	$149.7
Distributions payable	372.3	—	—	372.3
Long-term debt	—	1.5	313.8	315.3

	$522.0	$1.5	$313.8	$837.3

For a description of how the Trust manages its liquidity to ensure it can meet its short and long-term obligations, please refer to the Liquidity and Capital Resources section of the Trust’s 2007 Management’s Discussion and Analysis dated March 14, 2008 and the Management’s Discussion and Analysis for the second quarter of 2008 included in this earnings report.
Market risk
The significant market risk exposures affecting the financial instruments held by the Trust are those related to foreign currency exchange rates and interest rates which are explained as follows:
Foreign currency exchange rates
The Trust’s U.S. dollar-denominated accounts receivable, foreign exchange forward contracts and long-term debt are exposed to foreign currency exchange rate risk because the value of these financial instruments will fluctuate with changes in the U.S./Canadian dollar exchange rate. For each US$0.01 decrease in the U.S./Canadian dollar exchange rate (i.e. the U.S. dollar strengthening against the Canadian dollar), the net value of the Trust’s financial instruments outstanding as of June 30, 2008 would decrease by approximately $28.8 million, which would be charged to net income.
Interest rates
The Trust is exposed to interest rate risk on its long-term debt and, to a minor extent, on its interest bearing investments in cash and cash equivalents. The Trust’s long-term debt bears a floating interest rate that is derived from the London Interbank Offered Rate (LIBOR). A 1% (i.e. 100 basis point) increase in LIBOR would have caused interest expense for the three month period ended June 30, 2008 to increase by approximately $0.7 million.
Fording Canadian Coal Trust

Notes to Consolidated Financial Statements
(unaudited)	July 23, 2008
10. CAPITAL DISCLOSURES
The capital structure of the Trust consists of long-term debt and unitholders’ equity, which is comprised of issued units and accumulated earnings, less accumulated cash distributions.
Due to the nature of the Trust and its formation, including the requirement under the Declaration of Trust to pay annual distributions in an amount sufficient to ensure the Trust is not liable under currently applicable income tax legislation for corporate income taxes, the amount of unitholders’ equity tends to be relatively low. In addition, the Trust’s investment in a cyclical resource business results in volatility in its net income and cash flows. As a result of these factors, the Trust’s borrowing capacity is determined based on its earnings and cash flows as opposed to debt-to-equity ratios. The Trust’s objective is to maintain debt levels relative to its earnings and cash flows such that the debt could be considered equivalent to investment-grade.
A distribution reinvestment plan was implemented during 2007 that has the effect of increasing units outstanding over time as additional units are issued each quarter in lieu of cash distributions. For the second quarter 2008 distribution to be paid in July 2008, unitholders representing approximately 25% of the Trust’s outstanding units elected to participate in the distribution reinvestment plan.
Under the syndicated bank credit facility, the Trust is required to comply with certain ratios of debt to earnings before interest, taxes, depreciation, depletion and amortization (EBITDA) and EBIDTA to interest expense. To date, the Trust has complied with these externally imposed capital requirements.
The Trust will become subject to Canadian corporate income taxes beginning in 2011 based on changes to Canadian income tax legislation that will become applicable to the Trust at that time. This may result in changes to the capital structure of the Trust or the nature of the Trust itself.
11. UNITHOLDERS’ EQUITY
Units issued and outstanding

	Three months ended		Six months ended
	June 30, 2008		June 30, 2008
(in millions of units and Canadian dollars)	Units	Amount	Units	Amount

Balance, beginning of period	148.7	$412.8	148.3	$399.3
Units issued under distribution reinvestment plan	0.2	13.9	0.6	27.4

Balance, end of period	148.9	$426.7	148.9	$426.7

At June 30, 2008, there were approximately 18,600 options outstanding to purchase units, all of which are fully vested. The options have a weighted average exercise price of $3.94 per unit and the remaining weighted average contractual life is 2.0 years.
Accumulated distributions to unitholders

	Three months ended		Six months ended
	June 30		June 30
(millions of Canadian dollars)	2008	2007	2008	2007

Opening accumulated cash distributions	$2,167.7	$1,830.2	$2,093.4	$1,734.6
Distributions declared and payable	372.3	95.9	446.6	191.5

Closing accumulated cash distributions	$2,540.0	$1,926.1	$2,540.0	$1,926.1

Fording Canadian Coal Trust

Notes to Consolidated Financial Statements
(unaudited)	July 23, 2008
Earnings per unit
For the periods presented, in calculating diluted earnings per unit, net income remains unchanged from the basic earnings per unit calculation and the number of units outstanding is increased for the dilutive effect of outstanding unit options. The treasury stock method is used to determine the dilutive effect of unit options and other dilutive instruments.
Distribution reinvestment plan
Approximately 241,000 units were issued under the distribution reinvestment plan during the quarter ended June 30, 2008 in lieu of cash distributions of $13.9 million. In addition, approximately 1.3 million units were issued in July 2008 in lieu of cash distributions of $93.0 million.
In 2007, distribution payments were reflected in the consolidated statements of cash flows net of reinvestments under the distribution reinvestment plan. Effective January 1, 2008, the proceeds from the distribution reinvestment plan are shown as a separate cash inflow in the consolidated statements of cash flows.
12. ACCUMULATED OTHER COMPREHENSIVE INCOME
Accumulated other comprehensive income is made up of the following components:

	Three months ended		Six months ended
	June 30		June 30
(millions of Canadian dollars)	2008	2007	2008	2007

Accumulated other comprehensive income, beginning of period:
Foreign currency translation account balance	$—	$8.3	$—	$4.5
Other comprehensive income (loss):
Settlement of foreign exchange forward contracts outstanding on January 1, 2007	—	—	—	4.5
Release of foreign currency translation account balance on the sale of NYCO	—	(6.8)	—	(6.8)
Foreign currency translation adjustments related to NYCO	—	(1.5)	—	(2.2)

Accumulated other comprehensive income, end of period	$—	$—	$—	$—

Fording Canadian Coal Trust

Notes to Consolidated Financial Statements
(unaudited)	July 23, 2008
13. DISCONTINUED OPERATION — NYCO
The sale of NYCO was completed in June 2007. For accounting purposes, NYCO is classified as a discontinued operation.
Income from discontinued operation for the three and six month periods ended June 30, 2007 was as follows:

	June 30, 2007
	Three months	Six months
(millions of Canadian dollars)	ended	ended

Revenues	$7.8	$19.4
Cost of product sold	(5.4)	(13.6)
Transportation	(1.6)	(3.7)
Selling, general and administration	(1.0)	(0.7)
Depreciation and depletion	(0.5)	(1.5)

Loss from operations	(0.7)	(0.1)

Gain on sale of NYCO	4.0	4.0
Release of foreign currency translation account balance on sale of NYCO	6.8	6.8
Income tax recovery	0.5	0.1

Income from discontinued operation	$10.6	$10.8

14. RELATED PARTY TRANSACTIONS
Elk Valley Coal has entered into agreements with Teck Cominco, its managing partner, for the provision of certain management services in the ordinary course of operations. Elk Valley Coal also sells coal to Teck Cominco at market prices. The Trust’s share of related party revenues for the first half of 2008 were $1.5 million (2007 — $2.1 million). Expenses paid to Teck Cominco for management services were recorded at the exchange amounts, the Trust’s share of which was $0.3 million in the first half of 2008 (2007 — $0.3 million).
Teck Cominco arranges insurance coverage on behalf of Elk Valley Coal with arm’s length insurance providers. During 2008, Elk Valley Coal began paying premiums for certain types of insurance coverage at market rates to an affiliate of Teck Cominco, the Trust’s share of which totaled $2.8 million for the first half of 2008.
As at June 30, 2008, related party accounts receivable with Teck Cominco were $0.3 million (December 31, 2007 — $0.4 million) and related party accounts payable were $0.8 million (December 31, 2007 — $0.1 million).
In the normal course of operations Elk Valley Coal makes shipments of coal on a cost of service basis through Neptune Terminals, a co-operative entity in which Elk Valley Coal holds a 46% equity interest. The Trust’s share of these costs are included in transportation costs and totaled $6.8 million during the first half of 2008 (2007 — $6.2 million).
Fording Canadian Coal Trust